SECURITIES EXCHANGE COMMISSION
                             Washington, D.C. 20549

              -----------------------------------------------------
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)

                          Strategic Hotel Capital, Inc.
                              ---------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                           ---------------------------
                         (Title of Class of Securities)

                                    86272T106
                              ---------------------
                                 (CUSIP Number)

                                Roger S. Begelman
                          The Goldman Sachs Group, Inc.
                                 85 Broad Street
                            New York, New York 10004
                            Telephone: (212) 902-1000
                              --------------------
          (Name, Address and Telephone Number of Persons Authorized to
                       Receive Notices and Communications)

                                 March 17, 2005
                              --------------------
             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                         (Continued on following pages)

---------------------
CUSIP NO. 86272T106                  13D
---------------------
--------------------------------------------------------------------------------
 1.  NAMES OF REPORTING PERSONS:  WHSHC, L.L.C.

--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a)  [ ]
                                                                        (b)  [ ]
--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS:  OO

--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                [ ]
     PURSUANT TO ITEMS 2(d) OR 2(e)
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION:  Delaware

--------------------------------------------------------------------------------
                 7.  SOLE VOTING POWER:
  NUMBER OF          0 Shares
    SHARES       ---------------------------------------------------------------
BENEFICIALLY     8.  SHARED VOTING POWER:
  OWNED BY           2,854,554 Shares
    EACH         ---------------------------------------------------------------
 REPORTING       9.  SOLE DISPOSITIVE POWER:
   PERSON            0 Shares
    WITH         ---------------------------------------------------------------
                 10. SHARED DISPOSITIVE POWER:
                     2,854,554 Shares
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING             2,854,554
     PERSON
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN          [ ]
     SHARES
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                9.5%

--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON:  OO

---------------------
CUSIP NO. 86272T106                  13D
---------------------
--------------------------------------------------------------------------------
 1.  NAMES OF REPORTING PERSONS:  Whitehall Street Real Estate Limited
                                  Partnership VII

--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a)  [ ]
                                                                        (b)  [ ]
--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS:  AF

--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                [ ]
     PURSUANT TO ITEMS 2(d) OR 2(e)
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION:  Delaware

--------------------------------------------------------------------------------
                 7.  SOLE VOTING POWER:
  NUMBER OF          0 Shares
    SHARES       ---------------------------------------------------------------
BENEFICIALLY     8.  SHARED VOTING POWER:
  OWNED BY           2,854,554 Shares
    EACH         ---------------------------------------------------------------
 REPORTING       9.  SOLE DISPOSITIVE POWER:
   PERSON            0 Shares
    WITH         ---------------------------------------------------------------
                 10. SHARED DISPOSITIVE POWER:
                     2,854,554 Shares
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING             2,854,554
     PERSON
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN          [ ]
     SHARES
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                9.5%

--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON:  PN

---------------------
CUSIP NO. 86272T106                  13D
---------------------
--------------------------------------------------------------------------------
 1.  NAMES OF REPORTING PERSONS:  WH Advisors, L.L.C. VII

--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a)  [ ]
                                                                        (b)  [ ]
--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS:  AF

--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                [ ]
     PURSUANT TO ITEMS 2(d) OR 2(e)
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION:  Delaware

--------------------------------------------------------------------------------
                 7.  SOLE VOTING POWER:
  NUMBER OF          0 Shares
    SHARES       ---------------------------------------------------------------
BENEFICIALLY     8.  SHARED VOTING POWER:
  OWNED BY           2,854,554 Shares
    EACH         ---------------------------------------------------------------
 REPORTING       9.  SOLE DISPOSITIVE POWER:
   PERSON            0 Shares
    WITH         ---------------------------------------------------------------
                 10. SHARED DISPOSITIVE POWER:
                     2,854,554 Shares
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING             2,854,554
     PERSON
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN          [ ]
     SHARES
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                9.5%

--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON:  OO

---------------------
CUSIP NO. 86272T106                  13D
---------------------
--------------------------------------------------------------------------------
 1.  NAMES OF REPORTING PERSONS:  W9/WHSHC, L.L.C. I

--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a)  [ ]
                                                                        (b)  [ ]
--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS:  OO

--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                [ ]
     PURSUANT TO ITEMS 2(d) OR 2(e)
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION:  Delaware

--------------------------------------------------------------------------------
                 7.  SOLE VOTING POWER:
  NUMBER OF          0 Shares
    SHARES       ---------------------------------------------------------------
BENEFICIALLY     8.  SHARED VOTING POWER:
  OWNED BY           2,668,300 Shares
    EACH         ---------------------------------------------------------------
 REPORTING       9.  SOLE DISPOSITIVE POWER:
   PERSON            0 Shares
    WITH         ---------------------------------------------------------------
                 10. SHARED DISPOSITIVE POWER:
                     2,668,300 Shares
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING             2,668,300
     PERSON
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN          [ ]
     SHARES
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                8.9%

--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON:  OO

---------------------
CUSIP NO. 86272T106                  13D
---------------------
--------------------------------------------------------------------------------
 1.  NAMES OF REPORTING PERSONS:  Whitehall Street Real Estate Limited
                                  Partnership IX

--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a)  [ ]
                                                                        (b)  [ ]
--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS:  AF

--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                [ ]
     PURSUANT TO ITEMS 2(d) OR 2(e)
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION:  Delaware

--------------------------------------------------------------------------------
                 7.  SOLE VOTING POWER:
  NUMBER OF          0 Shares
    SHARES       ---------------------------------------------------------------
BENEFICIALLY     8.  SHARED VOTING POWER:
  OWNED BY           2,668,300 Shares
    EACH         ---------------------------------------------------------------
 REPORTING       9.  SOLE DISPOSITIVE POWER:
   PERSON            0 Shares
    WITH         ---------------------------------------------------------------
                 10. SHARED DISPOSITIVE POWER:
                     2,668,300 Shares
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING             2,668,300
     PERSON
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN          [ ]
     SHARES
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                8.9%

--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON:  PN

---------------------
CUSIP NO. 86272T106                  13D
---------------------
--------------------------------------------------------------------------------
 1.  NAMES OF REPORTING PERSONS:  WH Advisors, L.L.C. IX

--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a)  [ ]
                                                                        (b)  [ ]
--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS:  AF

--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                [ ]
     PURSUANT TO ITEMS 2(d) OR 2(e)
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION:  Delaware

--------------------------------------------------------------------------------
                 7.  SOLE VOTING POWER:
  NUMBER OF          0 Shares
    SHARES       ---------------------------------------------------------------
BENEFICIALLY     8.  SHARED VOTING POWER:
  OWNED BY           2,668,300 Shares
    EACH         ---------------------------------------------------------------
 REPORTING       9.  SOLE DISPOSITIVE POWER:
   PERSON            0 Shares
    WITH         ---------------------------------------------------------------
                 10. SHARED DISPOSITIVE POWER:
                     2,668,300 Shares
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING             2,668,300
     PERSON
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN          [ ]
     SHARES
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                8.9%

--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON:  OO

---------------------
CUSIP NO. 86272T106                  13D
---------------------
--------------------------------------------------------------------------------
 1.  NAMES OF REPORTING PERSONS:  Goldman, Sachs & Co.

--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a)  [ ]
                                                                        (b)  [ ]
--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS:  AF

--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                [X]
     PURSUANT TO ITEMS 2(d) OR 2(e)
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION:  New York

--------------------------------------------------------------------------------
                 7.  SOLE VOTING POWER:
  NUMBER OF          0 Shares
    SHARES       ---------------------------------------------------------------
BENEFICIALLY     8.  SHARED VOTING POWER:
  OWNED BY           5,522,854 Shares
    EACH         ---------------------------------------------------------------
 REPORTING       9.  SOLE DISPOSITIVE POWER:
   PERSON            0 Shares
    WITH         ---------------------------------------------------------------
                 10. SHARED DISPOSITIVE POWER:
                     5,522,854 Shares
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING             5,522,854
     PERSON
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN          [ ]
     SHARES
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                18.4%

--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON:  PN/BD/IA

---------------------
CUSIP NO. 86272T106                  13D
---------------------
--------------------------------------------------------------------------------
 1.  NAMES OF REPORTING PERSONS:  The Goldman Sachs Group, Inc.

--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a)  [ ]
                                                                        (b)  [ ]
--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS:  AF

--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                [ ]
     PURSUANT TO ITEMS 2(d) OR 2(e)
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION:  Delaware

--------------------------------------------------------------------------------
                 7.  SOLE VOTING POWER:
  NUMBER OF          0 Shares
    SHARES       ---------------------------------------------------------------
BENEFICIALLY     8.  SHARED VOTING POWER:
  OWNED BY           5,522,854 Shares
    EACH         ---------------------------------------------------------------
 REPORTING       9.  SOLE DISPOSITIVE POWER:
   PERSON            0 Shares
    WITH         ---------------------------------------------------------------
                 10. SHARED DISPOSITIVE POWER:
                     5,522,854 Shares
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING             5,522,854
     PERSON
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN          [ ]
     SHARES
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                18.4%

--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON:  HC/CO

         This Amendment No. 2, filed by WHSHC, L.L.C. ("WHSHC LLC"), W9/WHSHC, L.L.C. I ("W9 LLC"), Whitehall Street Real Estate Limited Partnership VII ("Whitehall Real Estate VII"), Whitehall Street Real Estate Limited Partnership IX ("Whitehall Real Estate IX"), WH Advisors, L.L.C. VII ("WH Advisors VII"), WH Advisors, L.L.C. IX ("WH Advisors IX"), Goldman, Sachs & Co. ("Goldman Sachs") and The Goldman Sachs Group, Inc. ("GS Group", together with WHSHC LLC, W9 LLC, Whitehall Real Estate VII, Whitehall Real Estate IX, WH Advisors VII, WH Advisors IX and Goldman Sachs, the "Reporting Persons")[1] amends and supplements the Schedule 13D filed by the Reporting Persons on July 9, 2004 and amended by Amendment No. 1 thereto on October 1, 2004. Schedules II and III to the Schedule 13D are hereby amended and replaced in their entirety by Schedules II and III attached hereto and incorporated herein by reference. Capitalized terms used but otherwise not defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

ITEM 4.  PURPOSE OF TRANSACTIONS

         Item 4 is hereby amended in its entirety as follows:

         WHSHC LLC and W9 LLC acquired the Common Stock in connection with the Company's IPO for investment purposes. The shares of Common Stock which may be deemed to be held by Goldman Sachs, other than shares which may be deemed beneficially owned through WH Advisors VII and WH Advisors IX, were acquired in the ordinary course of business of Goldman Sachs.

         As of the date of this statement, none of the Reporting Persons, or to the knowledge and belief of the Reporting Persons, any of the persons listed on Schedules I, II or III hereto, has any present plan or proposals which would relate to or would result in any transaction event or action enumerated in paragraphs (a) through (j) of Item 4 of Schedule 13D, other than the fact that, on March 17, 2005, at the Company's suggestion, Jonathan A. Langer, a Managing Director of Goldman, Sachs & Co., where he is Head of US Acquisitions for the Real Estate Principal Investment Area, forwarded to the Chairman of the Company's Corporate Governance and Nominating Committee and the Company's Chief Executive Officer his resume in connection with the Corporate Governance and Nominating Committee's consideration of Mr. Langer's nomination to stand for election as a director of the Company at the annual meeting of shareholders scheduled for May 18, 2005.


         Each of the Reporting Persons expects to evaluate on an ongoing basis the Company's financial condition, business, operations and prospects, the market price of the Common Stock, conditions in the securities markets generally, general economic and industry conditions and other factors. Accordingly, each Reporting Person reserves the right to change its plans and intentions at any time, as it deems appropriate. In particular, any one or more of the Reporting Persons (and their respective affiliates) may purchase additional shares of Common Stock or other securities of the Company or may sell or transfer shares of Common Stock beneficially owned by them from time to time in public or private transactions and/or may enter into privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all of their positions in the shares of Common Stock or other securities and/or may cause any of the Reporting Persons to distribute in kind to their respective partners or members, as the case may be, shares of Common Stock or other securities. Any such transactions may be effected at any time or from time to time subject to (i) the restrictions contained in the Lock-Up Agreements (described in Item 6) and (ii) any applicable limitations imposed on the sale of any of their Company securities by the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the "Securities Act") or other applicable law. To the knowledge of each Reporting Person, each of the persons listed on Schedules I, II or III hereto may make similar evaluations from time to time or on an ongoing basis and reserves the same rights.

----------
[1] Neither the present filing nor anything contained herein shall be construed as an admission that WHSHC LLC, W9 LLC, Whitehall Real Estate VII, Whitehall Real Estate IX, WH Advisors VII, WH Advisors IX, Goldman Sachs or GS Group constitute a "person" for any purpose other than Section 13(d) of the Securities Exchange Act of 1934, as amended, or that WHSHC LLC, W9 LLC, Whitehall Real Estate VII, Whitehall Real Estate IX, WH Advisors VII, WH Advisors IX, Goldman Sachs or GS Group constitute a "group" for any purpose.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                               Dated:  March 23, 2005

THE GOLDMAN SACHS GROUP, INC.

By:    /s/ Ted Chang
       -------------------------------------
Name:  Ted Chang
Title: Attorney-in-Fact

GOLDMAN, SACHS & CO.

By:    /s/ Ted Chang
       -------------------------------------
Name:  Ted Chang
Title: Attorney-in-Fact

WH ADVISORS, L.L.C. VII

By:    /s/ Ted Chang
       -------------------------------------
Name:  Ted Chang
Title: Attorney-in-Fact

WH ADVISORS, L.L.C. IX

By:    /s/ Ted Chang
       -------------------------------------
Name:  Ted Chang
Title: Attorney-in-Fact

WHITEHALL STREET REAL ESTATE LIMITED PARTNERSHIP VII

By:    /s/ Ted Chang
       -------------------------------------
Name:  Ted Chang
Title: Attorney-in-Fact

WHITEHALL STREET REAL ESTATE LIMITED PARTNERSHIP IX

By:    /s/ Ted Chang
       -------------------------------------
Name:  Ted Chang
Title: Attorney-in-Fact

WHSHC, L.L.C.

By:    /s/ Ted Chang
       -------------------------------------
Name:  Ted Chang
Title: Attorney-in-Fact

W9/WHSHC, L.L.C. I

By:    /s/ Ted Chang
       -------------------------------------
Name:  Ted Chang
Title: Attorney-in-Fact

                                   SCHEDULE II
                                   -----------

     The name, position and present principal occupation of each director and executive officer of WH Advisors, L.L.C. VII, the sole general partner of Whitehall Street Real Estate Limited Partnership VII, which is the sole managing member of WHSHC, L.L.C., and the name, position and present principal occupation of each director and executive officer of WH Advisors, L.L.C. IX, the sole general partner of Whitehall Street Real Estate Limited Partnership IX, which is the sole managing member of W9/WHSHC, L.L.C. I, are set forth below.

     The business address of each director and executive officer listed below is 85 Broad Street, New York, New York 10004, except as follows: The business address of Thomas D. Ferguson, Larry J. Goodwin, Helen Hyde Hallaron, Patrick J. Tribolet, Michael M. Watts, Aaron D. Wetherill and Todd A. Williams is 100 Crescent Court, Suite 1000, Dallas, TX 75201. The business address of Todd P. Giannoble is 600 East Las Colinas Blvd., Suite 400, Irving, Texas 75039. The business address of Philippe Camu, Giovanni Cutaia, Tracy Deblieck, Nathalie L. Dimitrov, James R. Garman, Benoit Herault, Zubin P. Irani, Brian P. Niles, Paul
A. Obey, Penny A. Petrow, Jean A. De Pourtales, Richard H. Powers and Edward M. Siskind is 133 Fleet Street, London EC4A 2BB, England. The business address of Yves Checoury, Brian Collyer, and Jon J. Franco is 2, rue de Thann, 75017, Paris, France. The business address of Kavin C. Bloomer is Shibuya Cross Tower, 24F, 15-1, Shibuya 2-chome, Shibuya-ku, Tokyo Japan.

     Each director and executive officer listed below is a citizen of the United States, except as follows: Kavin C. Bloomer is a citizen of Thailand. Philippe
L. Camu is a citizen of Belgium. Brian Collyer and Brahm S. Cramer are citizens of Canada. Zubin P. Irani is citizen of India. Yves Checoury and Benoit Herault are citizens of France. James R. Garman and Paul A. Obey are citizens of the United Kingdom. Nathalie L. Dimitrov and Jean A. De Pourtales and citizens of both France and the United Kingdom.


Name                      Position                  Present Principal Occupation
--------------------------------------------------------------------------------

Rothenberg, Stuart M.     Manager/President         Managing Director of
                                                    Goldman, Sachs & Co.

Bloomer, Kavin C.         Vice President            Vice President of Goldman
                                                    Sachs Japan Realty Ltd.

Brooks, Adam J.           Vice President            Vice President of
                                                    Goldman, Sachs & Co.

Burban, Elizabeth M.      Vice President/           Vice President of
                          Assistant Secretary       Goldman, Sachs & Co.

Camu, Philippe            Vice President            Managing Director of
                                                    Goldman Sachs International

Checoury, Yves            Vice President            Vice President of Goldman
                                                    Sachs Paris Inc. et Cie

Collyer, Brian            Vice President            Vice President of Goldman
                                                    Sachs Paris Inc. et Cie

Cramer, Brahm S.          Manager/Vice President/   Managing Director of
                          Assistant Secretary       Goldman, Sachs & Co.

Cutaia, Giovanni          Vice President            Vice President of
                                                    Goldman Sachs International

Deblieck, Tracy           Vice President            Vice President of
                                                    Goldman Sachs International

Dimitrov, Nathalie L.     Vice President            Vice President of
                                                    Goldman Sachs International

Ferguson, Thomas D.       Vice President            Vice President of
                                                    Goldman, Sachs & Co.

Franco, Jon J.            Vice President            Vice President of
                                                    Goldman Sachs Paris Inc.

Garman, James R.          Vice President            Vice President of
                                                    Goldman Sachs International

Giannoble, Todd P.        Vice President            Vice President of
                                                    Archon Group, L.P.

Goodwin, Larry J.         Vice President            Managing Director of
                                                    Goldman, Sachs & Co.

Herault, Benoit           Vice President/           Managing Director of
                          Assistant Secretary       Goldman Sachs International

Hyde Hallaron, Helen      Vice President            Vice President of
                                                    Goldman, Sachs & Co.

Iorio, Steven J.          Vice President            Vice President of
                                                    Goldman, Sachs & Co.

Irani, Zubin P.           Vice President            Managing Director of
                                                    Goldman Sachs International

Karr, Jerome S.           Vice President/           Vice President of
                          Assistant Secretary       Goldman, Sachs & Co.

Kava, Alan S.             Manager/                  Managing Director of
                          Vice President            Goldman, Sachs & Co.

Langer, Jonathan A.       Vice President/           Managing Director of
                          Assistant Secretary       Goldman, Sachs & Co.

Lapidus, Roy I.           Vice President            Vice President of
                                                    Goldman, Sachs & Co.

Mandis, Vivian            Vice President            Vice President of
                                                    Goldman, Sachs & Co.

Metz, Justin E.           Vice President            Vice President of
                                                    Goldman, Sachs & Co.

Niles, Brian P.           Vice President            Vice President of
                                                    Goldman Sachs International

Obey, Paul A.             Vice President/           Vice President of
                          Assistant Secretary       Goldman Sachs International

Petrow, Penny A.          Vice President            Vice President of
                                                    Goldman Sachs International

De Pourtales, Jean A.     Vice President            Managing Director of
                                                    Goldman Sachs International

Powers, Richard H.        Vice President/           Managing Director of
                          Assistant Secretary       Goldman Sachs International

Scesney, Josephine        Manager/Vice President/   Managing Director of
                          Treasurer/Secretary       Goldman, Sachs & Co.

Siskind, Edward M.        Vice President/           Managing Director of
                          Assistant Treasurer       Goldman Sachs International

Tribolet, Patrick M.      Vice President            Vice President of
                                                    Goldman, Sachs & Co.

Tsai, Teresa              Vice President/           Vice President of
                          Assistant Secretary       Goldman, Sachs & Co.

Watts, Michael M.         Vice President            Vice President of
                                                    Goldman, Sachs & Co.

Weidman, Peter A.         Vice President            Vice President of
                                                    Goldman, Sachs & Co.

Weiss, Mitchell S.        Assistant Treasurer/      Vice President of
                          Assistant Secretary       Goldman, Sachs & Co.

Wetherill, Aaron D.       Vice President            Vice President of
                                                    Goldman, Sachs & Co.

Williams, Todd A.         Vice President/           Managing Director of
                          Assistant Secretary/      Goldman, Sachs & Co.
                          Assistant Treasurer

Zucker, Lauren J.         Vice President            Vice President of
                                                    Goldman, Sachs & Co.

                                  SCHEDULE III
                                  ------------

     The name and principal occupation of each member of the Whitehall Investment Committee of Goldman, Sachs & Co., which exercises the authority of Goldman, Sachs & Co. in managing each of WH Advisors, L.L.C. VII and WH Advisors, L.L.C. IX, are set forth below.

     The business address of each member listed below is 85 Broad Street, New York, New York 10004, except as follows: The business address of Richard H. Powers and Edward M. Siskind is 133 Fleet Street, London EC4A 2BB, England. The business address of Todd A. Williams is 100 Crescent Court, Suite 1000, Dallas, TX 75201. The business address of Toshinobu Kasai is Roppongi Hills Mori Tower, 47th floor, 10-1, Roppongi 6-chome, Minato-ku, Tokyo 106-6147, Japan.

     Each member listed below is a citizen of the United States, except as follows: Brahm S. Cramer is a citizen of Canada. Toshinobu Kasai is a citizen of Japan.


Name                            Present Principal Occupation
--------------------------------------------------------------------------------

Broderick, Craig                Managing Director of Goldman, Sachs & Co.

Cramer, Brahm S.                Managing Director of Goldman, Sachs & Co.

Feldman, Steven M.              Managing Director of Goldman, Sachs & Co.

Friedman, Richard A.            Managing Director of Goldman, Sachs & Co.

Jonas, Andrew J.                Managing Director of Goldman, Sachs & Co.

Kasai, Toshinobu                Managing Director of Goldman Sachs (Japan) Ltd.

Powers, Richard H.              Managing Director of Goldman Sachs International

Rosenberg, Ralph F.             Managing Director of Goldman, Sachs & Co.

Rothenberg, Stuart M.           Managing Director of Goldman, Sachs & Co.

Siskind, Edward M.              Managing Director of Goldman Sachs International

Viniar, David A.                Managing Director of Goldman, Sachs & Co.

Williams, Todd A.               Managing Director of Goldman, Sachs & Co.